Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 19, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's launches Condition Management programme ‘DailyBloom™ IBS’, India’s first-ever digital integrated care plan to manage Irritable Bowel Syndrome.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's launches Condition Management programme ‘DailyBloom™ IBS’, India’s first-ever digital integrated care plan to manage Irritable Bowel Syndrome

•	Today, April 19, is World Irritable Bowel Syndrome (IBS) Day
•	Irritable Bowel Syndrome (IBS) is a chronic gastrointestinal condition which presents with recurrent abdominal pain, changes in bowel habits, bloating and flatulence
•	Around 7% of the Indian population suffers from IBS; psychological and somatoform comorbidities are often seen in IBS patients
•	DailyBloom™ IBS is a mobile application developed in-house by Dr. Reddy’s, aiming to offer an integrated care plan which includes diet management, psychological and physical wellness support
•	The programme was built with a team of multi-disciplinary experts, patients & gastroenterologists through rigorous research over a period of 12 months
•	Dr. Reddy’s’ entry into Condition Management with DailyBloom™ IBS is its latest offering in digital therapeutics. The company has previously licensed and launched Nerivio®, a drug-free non-invasive migraine management wearable device, in India, Germany and South Africa.

Hyderabad India; April 19, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced the roll-out of its condition management programme DailyBloomTM IBS, India’s first integrated care plan for Irritable Bowel Syndrome (IBS). The programme is based on extensive research and is enabled by a mobile application developed in-house. DailyBloom™ IBS focuses on a comprehensive care plan that includes diet management, psychological and physical wellness support for patients with IBS. Dr. Reddy’s has launched the programme on ‘World IBS Day’, a day that aims to increase awareness of the IBS condition, discuss misconceptions, challenges and even stigma attached to it.

Irritable Bowel Syndrome (IBS) is a functional gastrointestinal disorder characterised by abdominal pain, bloating and altered bowel habits1. Studies show that IBS leads to significant morbidity, work absenteeism, loss of productivity, economic burden to the society, and impacts the quality of life of patients2. Around 7% of the Indian population suffers from IBS. Psychological and somatoform comorbidities are often seen in IBS patients. Being a chronic condition, IBS can be managed more effectively by using an integrated care approach involving education, lifestyle changes, personalised nutrition and wellness, along with standard of care medical management3.

1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3042224/

2 https://doi.org/10.1007/s12664-022-01333-5

3 Ghoshal UC, et al. Indian J Gastroenterol. 2023

Dr. Reddy’s DailyBloom™ IBS is a 14-week care plan that comes with a personalised approach to ensure that each patient’s experience is tailored to their specific needs. The journey of a patient on the care plan begins with the DailyBloom Gut Health Index, an initial assessment that captures the frequency of symptoms and impact on their quality of life. Following this assessment, patients engage in a goal-setting session, allowing for further personalisation of their care pathway. This crucial step ensures that each plan aligns with the individual's health goals and lifestyle preferences, making the management of IBS more effective and aligned with the patient's life. In the 14-week journey, patients receive 16+ consultations from a team of certified nutritionists, psychologists and care managers complemented by unlimited chat support from the care team. The program also provides users with access to over 500 gut-friendly recipes based on Indian cuisine to help them manage their condition successfully.

DailyBloom™ IBS care plan aims to bridge the gap in the effective management of IBS by providing patients in India with seamless access to integrated care conveniently at their fingertips. DailyBloom™ IBS was built in consultation with a team of multi-disciplinary experts, patients and gastroenterologists and based on rigorous research over a period of 12 months. The exhaustive research process included 9,600+ minutes of doctor and patient immersions, 3,000+ observations, and understanding of 300+ pain points linked to IBS. Preliminary user experience has generated highly positive response to DailyBloom™ IBS.

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: “Apart from growing our core business, our strategy for India is based on the three innovative and synergistic pillars of access to novel molecules, consumer health, and digital therapeutics. Our aim is to meet unmet needs of patients and enhance standard of care where possible. In the digital therapeutics segment, as with the drug-free migraine management device Nerivio®, DailyBloom™ IBS also offers a differentiated value proposition to patients. 'DailyBloom™ IBS' has been developed in-house, based on rigorous research and extensive consultation with experts including gastroenterologists. IBS is a chronic condition and its symptoms are often misdiagnosed or neglected4. Our initiative is India's first integrated care plan for IBS. We have drawn on our three-decade old market leadership in the gastrointestinal (GI) segment consisting of trusted and established oral drug brands such as Omez®, Razo™, Econorm®, and Redotil™. We are therefore happy to offer an integrated care approach to this GI condition that aims to enhance standard of care in keeping with our purpose of 'Good Health Can't Wait.”

DailyBloom™ IBS is available on Google Play Store and Apple store for download. For more queries, doctors and patients can call the DailyBloom Customer Care helpline number 040-47178120.

4 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3921083/

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.